

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 27, 2019

VIA ELECTRONIC MAIL

Denis Molleur
Brown Brothers Harriman & Co.
140 Broadway
New York, NY 10005

    Re: BBH Trust, et al.
          Application filed April 5, 2019
          File No. 812-15017

Dear Mr. Molleur:

By form APP-WD filed with the Securities and Exchange Commission on November 14, 2019, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

           Sincerely,

           /s/   Parisa Haghshenas

           Parisa Haghshenas
           Branch Chief

cc: Jay Williamson, Securities and Exchange Commission
      Magda El Guindi-Rosenbaum, Morgan, Lewis & Bockius LLP